                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                          ENVIRODYNE INDUSTRIES, INC.
                          ---------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  294037 20 5
                                  -----------
                                (Cusip Number)

                                John H. Bitner
                              Bell, Boyd & Lloyd
                          Three First National Plaza
                           Chicago, Illinois  60602
                                (312) 807-4306
           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 15, 1997
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

-----------------------                                  -----------------------
CUSIP NO. 294037 20 5                                      PAGE 2 OF 25 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DONALD P. KELLY
      ###-##-####
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            819,809

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,616,823
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             819,809

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,616,823
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,436,632

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.60%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

-----------------------                                  -----------------------
CUSIP NO. 294037 20 5                                      PAGE 3 OF 25 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      F. EDWARD GUSTAFSON
      ###-##-####
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            125,513

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,616,823
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             125,513

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,616,823
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,742,336

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
      Excludes 70,619 shares of Common Stock and Warrants to purchase 4,405 shares of Common Stock owned by Mr. Gustafson's spouse.
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.95%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

-----------------------                                  -----------------------
CUSIP NO. 294037 20 5                                      PAGE 4 OF 25 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.S. CORCORAN
      ###-##-####
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,071

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,071

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,071

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .01%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO. 294037 20 5                                      PAGE 5 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      D.P. KELLY & ASSOCIATES, L.P.
      36-3611802
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          74,692
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
     REPORTING
                          74,692
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      74,692
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .51%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO. 294037 20 5                                    PAGE 6 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C&G MANAGEMENT COMPANY, INC.
      36-3609059
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (A) [ ]
                                                                (B) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          74,692
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          74,692
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      74,692
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .51%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO. 294037 20 5                                    PAGE 7 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VOLK ENTERPRISES, INC.
      77-0295182
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (A) [ ]
                                                                (B) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7                                             1,289,190
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8                                               252,941

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9                                             1,289,190
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,542,131
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.60%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO. 294037 20 5                                    PAGE 8 of 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      VOLK HOLDINGS L.P.
      36-3877483
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,542,131
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,542,131
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,542,131


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.60%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO. 294037 20 5                                    PAGE 9 of 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      WEXFORD PARTNERS I L.P.
      36-3720683
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,542,131
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,542,131
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,542,131


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.60%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO. 294037 20 5                                    PAGE 10 of 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      WEXFORD CORPORATION
      36-3706736
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,542,131
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,542,131
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,542,131


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.60%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

     This Amendment No. 5 ("Amendment No. 5") relates to the Schedule 13D, originally filed September 1, 1994 (the "Original Statement"), as amended by Amendment No. 1 thereto dated September 6, 1994, Amendment No. 2 thereto dated April 20, 1995, Amendment No. 3 thereto dated December 14, 1995 and Amendment No. 4 thereto dated April 18, 1996 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share ("Common Stock") of Envirodyne Industries, Inc. ("Envirodyne"), a Delaware corporation. The principal executive offices of Envirodyne are located at 701 Harger Road, Suite 190, Oak Brook, Illinois 60521. Pursuant to Rule 101(a)(2)(ii) of Regulation S/T promulgated by the Securities and Exchange Commission, this Amendment No. 5 restates the text of the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5.

Item 2.  IDENTITY AND BACKGROUND.

     This Amendment No. 5 is filed jointly by Donald P. Kelly ("Kelly"), F. Edward Gustafson ("Gustafson"), J. S. Corcoran ("Corcoran"), D.P. Kelly & Associates, L.P. ("D.P. Kelly & Associates"), C&G Management Company, Inc. ("C&G Management"), Volk Enterprises, Inc. ("Volk"), Volk Holdings L.P. ("Volk Holdings"), Wexford Partners I L.P. ("Wexford Partners") and Wexford Corporation ("Wexford Corp."). Kelly, Gustafson, Corcoran, D.P. Kelly & Associates, C&G Management, Volk, Volk Holdings, Wexford Partners and Wexford Corp. are hereinafter referred to as the "Reporting Persons."

     Mr. Kelly is the President and Chief Executive Officer of D.P. Kelly & Associates. Mr. Gustafson is the President, Chief Executive Officer and Chairman of the Board of Envirodyne. Mr. Gustafson is also a principal of D.P. Kelly & Associates. The business address of Messrs. Kelly and Gustafson, each of whom is a United States citizen, is 701 Harger Road, Suite 190, Oak Brook, Illinois 60521.

     Mr. Corcoran is a consultant for Lunn Partners, L.L.C. The business address of Mr. Corcoran, who is a United States citizen, is 9370 E. De Las Brisas, Scottsdale, AZ 85255.

     On January 3, 1997, Corcoran sold to Kelly and Gustafson, all of Corcoran's
(i) shares of common stock of C&G Management and (ii) shares of common stock of Wexford Corp. In addition, on January 3, 1997, Corcoran sold his entire limited partnership interest in D.P. Kelly & Associates to D.P. Kelly & Associates and sold his entire limited partnership interest in Wexford Partners to Wexford Partners. In connection therewith, Corcoran resigned as (i) Executive Vice President, Chief Financial Officer, Treasurer and Director of C&G Management,
(ii) Executive Vice President, Treasurer and Director of Wexford Corp., (iii) Executive Vice President and Chief Financial Officer of D.P. Kelly & Associates, and (iv) Director of Volk.

     D.P. Kelly & Associates is a Delaware limited partnership having its business address at 701 Harger Road, Suite 190, Oak Brook, Illinois 60521. The principal business of D.P. Kelly & Associates is to provide general business consultation services in connection with the management, operations and restructuring of business entities with which it has an ownership or management affiliation.

     C&G Management is a Delaware corporation having its business address at 701 Harger Road, Suite 190, Oak Brook, Illinois 60521. The principal business of C&G Management is to act as the general partner of D.P. Kelly & Associates. Messrs. Kelly and Gustafson are the sole stockholders of C&G Management. The executive officers of C&G Management consist of Messrs. Kelly and Gustafson and the directors of C&G Management consist of Messrs. Kelly, Gustafson, and Thomas N. Kelly, whose business address is 701 Harger Road, Suite 190, Oak Brook, Illinois 60521. Thomas N. Kelly, a United States citizen, is a partner of KMK & Associates, an investment partnership, having its business address at 701 Harger Road, Suite 150, Oak Brook, Illinois 60521.

     Volk is a Delaware corporation having its business address at 1230 - 1232 South Avenue, Turlock, California 95380. The principal business of Volk is the manufacture and sale of plastic pop-up poultry timers and related products. The executive officers and directors of Volk consist of the following, each of whom is a citizen of the United States:

     Name                     Position
     ----                     --------

     F. Edward Gustafson      Director
     William F. White         Director
     Anthony R. Volk          Director and President
     Edward R. Pierce         Director and Vice President, Chief Financial
                                Officer and Treasurer

     Mr. White is President of Whitnell & Co., an investment advisory firm whose business address is 701 Harger Road, Suite 150, Oak Brook, Illinois 60521.

     The business address of Anthony R. Volk is 5470-B Oakbrook Parkway, Norcross, Georgia 30093.

     The business address of Edward R. Pierce is c/o Bertorelli & Company, 150 Spear Street, Suite 1700, San Francisco, California 94105.

     Volk Holdings is a Delaware limited partnership whose principal business is the ownership of a majority of the capital stock of Volk. Wexford Partners is a Delaware limited partnership whose principal business is to act as general partner of Volk Holdings and other investment partnerships having an affiliation with D.P. Kelly & Associates and its principals. Wexford Corp. is a Delaware corporation whose principal business is to act as general partner of Wexford Partners. The business address of each of Volk Holdings, Wexford Partners and Wexford Corp. is 701 Harger Road, Suite 190, Oak Brook, Illinois 60521. Messrs. Kelly and Gustafson are the executive officers and stockholders of Wexford Corp. Messrs. Kelly, Gustafson and Thomas N. Kelly are the directors of Wexford Corp.

     During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 10, 1997, Kelly purchased 6,722 shares of Common Stock in the open market with his personal funds.

     On May 15, 1997, Volk purchased a total of 300,000 shares of Common Stock from Bennett Restructuring Fund, L.P. and Bennett Offshore Restructuring Fund, Inc. (collectively, the "Sellers") with funds borrowed by Volk from a bank, as defined in Section 3(a)(b) of the Securities Exchange Act of 1934, pursuant to a demand note dated May 1, 1997 (the "Demand Note") attached hereto with related documents as Exhibit 1.

Item 4. PURPOSE OF TRANSACTION.

     On March 10, 1997, Kelly purchased 6,722 shares of Common Stock on the open market at a purchase price of $7.00 per share.

     On May 15, 1997, Volk purchased a total of 300,000 shares of Common Stock from the Sellers for $8.50 per share.

     The Common Stock and Warrants to Purchase Common Stock ("Warrants") of Envirodyne beneficially owned by the Reporting Persons (including the Common Stock acquired by Kelly and Volk) have been acquired for, and are being held for, investment purposes. Volk was granted irrevocable proxies to vote the shares acquired by it from the Sellers (attached as Exhibits 2 and 3 hereto), and voted those shares as recommended by the Board of Directors of Envirodyne at the annual meeting of stockholders of Envirodyne scheduled for May 16, 1997 (the "Annual Meeting"). Sellers have also agreed to vote one-half the 505,882 additional shares beneficially owned by them and not sold for one year as instructed by Volk (or, if sold or transferred within 90 days, to require the buyer or transferee, unless the shares have been previously voted on such matters, to vote such shares as instructed by Volk on the election of directors and on any issues relating to Envirodyne's Shareholder Rights Plan). In this regard, Sellers granted Volk a proxy to vote those shares at the Annual Meeting and Volk voted those shares as recommended by the Board of Directors of Envirodyne.

     The Reporting Persons may in the future acquire additional Envirodyne securities or dispose of all or a portion of the Envirodyne securities owned by them. Except as set forth in this Item 4, none of the Reporting Persons has any specific plans or proposals with respect to Envirodyne that relate to or would result in any of the actions enumerated in Item 4 to Schedule 13D.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) The following sets forth the number of shares of Common Stock and the percentage of outstanding Common Stock owned by the Reporting Persons listed:

-------------------------------------------------------------
NAME (1)                   NUMBER OF SHARES        PERCENTAGE
=============================================================
Kelly (2)(3)(4)               2,436,632              16.60%
-------------------------------------------------------------
Gustafson (3)(4)(5)           1,742,336              11.95%
-------------------------------------------------------------
Corcoran (6)                      2,071                .01%
-------------------------------------------------------------
D.P. Kelly
& Associates (3)                 74,692                .51%
-------------------------------------------------------------
C&G Management (3)               74,692                .51%
-------------------------------------------------------------
Volk                          1,542,131              10.60%
-------------------------------------------------------------
Volk Holdings (4)             1,542,131              10.60%
-------------------------------------------------------------
Wexford Partners (4)          1,542,131              10.60%
-------------------------------------------------------------
Wexford Corp. (4)             1,542,131              10.60%
-------------------------------------------------------------

     (1) See the response to Item 2 for a description of the relationships among the Reporting Persons. The Reporting Persons disclaim that they constitute a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934 for the purpose of acquiring, holding or disposing of securities of Envirodyne.

     (2) The ownership indicated includes 700,000 shares of Common Stock owned by Kelly directly. Kelly also owns Warrants to purchase 119,809 shares of Common Stock, which are assumed to have been exercised for purposes of disclosing the ownership indicated.

     (3) The ownership indicated includes 70,287 shares of Common Stock owned by D.P. Kelly & Associates. D.P. Kelly & Associates also owns Warrants to purchase 4,405 shares of Common Stock, which are assumed to have been exercised for purposes of disclosing the ownership indicated.

     (4) The ownership indicated includes 1,542,131 shares of Common Stock owned by Volk.

     (5) The ownership indicated includes 105,919 shares owned by Mr. Gustafson. directly or indirectly through trusts for his benefit. Gustafson also owns Warrants to purchase 7,928 shares of Common Stock, which are assumed to have been exercised for purposes of disclosing the ownership indicated. In addition, the ownership indicated includes 11,666 shares of Common Stock subject to stock options which are exercisable currently or within 60 days and which have been assumed to have been exercised for purposes of disclosing the ownership indicated. The ownership indicated excludes 70,619 shares of Common Stock and Warrants to purchase 4,405 shares of Common Stock owned by Gustafson's spouse.

     (6) The ownership indicated includes 1,367 shares owned directly by Corcoran. Corcoran also owns Warrants to purchase 704 shares of Common Stock, which are assumed to have been exercised for purposes of disclosing the ownership indicated.

     (b) The following table sets forth, with respect to each of the Reporting Persons, the number of shares of Common Stock, as to which the Reporting Persons has (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:

--------------------------------------------------------------------------
Reporting             Sole Voting  Shared Voting     Sole        Shared
Person                   Power         Power      Dispositive  Dispositive
                                                     Power        Power
==========================================================================
Kelly                     819,809      1,654,323      819,809    1,654,323
--------------------------------------------------------------------------
Gustafson                 125,513      1,654,323      125,513    1,654,323
--------------------------------------------------------------------------
Corcoran                    2,071              0        2,071            0
--------------------------------------------------------------------------
D.P. Kelly &
Associates (1)             74,692              0       74,692            0
--------------------------------------------------------------------------
C&G Management (1)
                                0         74,692            0       74,692
--------------------------------------------------------------------------
Volk (2)                1,289,190        252,941    1,289,190      252,941
--------------------------------------------------------------------------
Volk
Holdings (2)                    0      1,542,131            0    1,542,131
--------------------------------------------------------------------------
Wexford
Partners (2)                    0      1,542,131            0    1,542,131
--------------------------------------------------------------------------
Wexford
Corp. (2)                       0      1,542,131            0    1,542,131
--------------------------------------------------------------------------

     (1) The shares of Common Stock shown are owned by D.P. Kelly & Associates and are therefore reflected as sole voting and investment power of D.P. Kelly & Associates. However, C&G Management is the General Partner of D.P. Kelly & Associates. Accordingly, those shares of Common Stock owned by D.P. Kelly & Associates are reflected as shared voting and investment power of C&G Management.

     (2) The shares shown are owned by Volk and are therefore reflected as the sole voting and investment power of Volk. However, Wexford Corp. is the general partner of Wexford Partners, the general partner of Volk Holdings, which owns a majority of the capital stock of

Volk. Accordingly, Wexford Corp., Wexford Partners and Volk Holdings are shown as having shared voting and dispositive power over the shares owned by Volk.

     (c)  None, except as described in Item 3.

     (d)  Not applicable.

     (e) Corcoran ceased to be a beneficial owner of more than 5% of Common Stock on January 3, 1997.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Except to the extent described in Items 2, 3 and 4, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of Envirodyne.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1  -      Demand Note and related materials dated May 1, 1997

     Exhibit 2  -      Irrevocable Proxy and Voting Agreement dated May 15, 1997
                       between Volk and Bennett Restructuring Fund, L.P.

     Exhibit 3 Irrevocable Proxy and Voting Agreement dated May 15, 1997 between Volk and Bennett Offshore Restructuring Fund, Inc.

                                SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997




                                         /s/ Donald P. Kelly
                                         --------------------------
                                             Donald P. Kelly

                                SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997



                                         /s/ F. Edward Gustafson
                                         ------------------------------
                                             F. Edward Gustafson

                                SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997



                                         /s/  J. S. Corcoran
                                         ---------------------------
                                              J. S. Corcoran

                                SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997


                                    D. P. KELLY & ASSOCIATES, L.P.
                                    By C&G Management Company, Inc.
                                    its general partner


                                    By  /s/  F. Edward Gustafson
                                        ---------------------------------
                                             F. Edward Gustafson
                                             Executive Vice President and
                                             Chief Operating Officer

                                SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997

                                    C&G MANAGEMENT COMPANY, INC.



                                    By  /s/  F. Edward Gustafson
                                        ---------------------------------
                                             F. Edward Gustafson
                                             Executive Vice President and
                                             Chief Operating Officer

                                SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997

                                    VOLK ENTERPRISES, INC.



                                    By /s/  Edward R. Pierce
                                       -----------------------------
                                            Edward R. Pierce
                                            Vice President and
                                            Chief Financial Officer

                                SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997

                                    VOLK HOLDINGS L.P.

                                    By WEXFORD PARTNERS I L.P.
                                       its General Partner

                                    By WEXFORD CORPORATION
                                       its General Partner



                                    By /s/ F. Edward Gustafson
                                       ----------------------------
                                           F. Edward Gustafson
                                           Executive Vice President

                                SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997

                                    WEXFORD PARTNERS I L.P.

                                    By WEXFORD CORPORATION
                                       its General Partner


                                    By /s/ F. Edward Gustafson
                                       ----------------------------
                                           F. Edward Gustafson
                                           Executive Vice President

                                SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997

                                    WEXFORD CORPORATION



                                    By /s/ F. Edward Gustafson
                                       ----------------------------
                                           F. Edward Gustafson
                                           Executive Vice President